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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 AMENDMENT NO. 4

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           MONARCH DENTAL CORPORATION
 -------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
 -------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   609044 10 2
                                   -----------
                                 (CUSIP Number)

                                 BRUCE GALLOWAY
                           1325 AVENUE OF THE AMERICAS
                                   26TH FLOOR
                            NEW YORK, NEW YORK 10019
 -------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                  JULY 19, 2002
    -------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-----------------------------------                -----------------------------
CUSIP No.  609044 10 2                                         PAGE 2 OF 7 PAGES
--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           BRUCE GALLOWAY (FOR AND ON BEHALF OF ACCOUNTS OVER WHICH HE HAS CONTROL)

--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)
                                                                        (b) X


--------------------------------------------------------------------------------
    3      SEC USE ONLY


--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           PF

--------------------------------------------------------------------------------
    5      CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(c)


--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           UNITED STATES

--------------------------------------------------------------------------------
       NUMBER OF             7       SOLE VOTING POWER
         SHARES
      BENEFICIALLY                   139,399
     OWNED BY EACH
       REPORTING
      PERSON WITH
                        --------------------------------------------------------
                             8       SHARED VOTING POWER

                        --------------------------------------------------------
                             9       SOLE DISPOSITIVE POWER

                                     139,399
                        --------------------------------------------------------
                             10      SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           139,399
--------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*

--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           6.4%
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

           IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT*

                                                               Page 3 of 7 Pages


ITEM 1. SECURITY AND ISSUER.

         This statement relates to the common stock, par value $.01 per share ("Common Stock") of Monarch Dental Corporation (the "Issuer"). The address of the Issuer's principal executive office is Tollway Plaza II, 15950 North Dallas Parkway, Suite 825, Dallas, Texas 75248.

ITEM 2. IDENTITY AND BACKGROUND.

         (a)-(c), (f) This statement is being filed by Bruce Galloway, a citizen of the United States. Mr. Galloway is a managing director of Burnham Securities, an investment management firm. Mr. Galloway through Burnham Securities holds the Common Stock of the Issuer in various accounts under his management and control. The principal business address for Mr. Galloway is 1325 Avenue of the Americas, 26th floor, New York, New York 10019.

         (d)(e) During the last five years, Mr. Galloway has not been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The total amount of funds required by Mr. Galloway to acquire the shares of Common Stock reported in Item 5(c) was $1,197.28 (including commissions). Such shares of Common Stock were acquired with personal funds.

ITEM 4. PURPOSE OF TRANSACTION.

         On July 19, 2002, Mr. Galloway delivered a letter to the Issuer which letter is attached hereto as Exhibit 1 and is incorporated herein in its entirety. Furthermore, Mr. Galloway will continue to monitor developments at the Issuer on a continuing basis and communicate with members of management and the Board of Directors of the Issuer, other shareholders or potential shareholders of the Issuer and lenders or potential lenders of the Issuer, concerning matters related to the Issuer.

         In addition, an informal arrangement may be deemed to exist between the Reporting Person and Fred Knoll. Mr. Knoll, as the principal of Knoll Capital Management LP, is the investment manager for Europa International, Inc. ("Europa"). As of July 19, 2002, Mr. Knoll, for and on behalf of Europa, has purchased an aggregate of 274,500 shares of the Issuer's Common Stock, representing approximately 12.62% of the total class. Although there is no agreement between Messrs. Knoll and Galloway relating to the Issuer's securities, including any agreement with respect to the holding, disposing or voting of such securities, Mr. Knoll, together with Mr. Galloway, may seek to have discussions with management or the Issuer's lenders regarding the transactions enumerated above and Messrs. Knoll and Galloway may determine to correlate their activities with respect to their investment in the Issuer.

                                                               Page 4 of 7 Pages


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) As of the date of this filing, Mr. Galloway is the beneficial owner of an aggregate of 139,399 shares of Common Stock, representing approximately 6.4% of the total class. The number and percentage of shares does not include, and Mr. Galloway disclaims beneficial ownership of, the 8,500 shares of Common Stock owned by Mr. Galloway's parents.

(b) Mr. Galloway has the sole power to vote or direct the vote and dispose or direct the disposition of 139,399 shares of Common Stock.

(c) Since the most recent filing on Schedule 13D, Mr. Galloway has effected the following transactions in the Common Stock on the open market:

Date of Purchase           Number of Shares     Transaction      Price per Share (in $)
---------------------------------------------------------------------------------------------
July 18                             400          Purchase              2.90000

(d) Not applicable.

(e) Not applicable.

ITEM 6. CONTRACTS ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1. Letter to the Issuer, dated July 19, 2002.

                                                               Page 5 of 7 Pages


                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: July 22, 2002



                                                 /s/ Bruce Galloway
                                                 ------------------------------
                                                 Bruce Galloway, individually

                                                               Page 6 of 7 Pages


                                 BRUCE GALLOWAY
                      1325 AVENUE OF THE AMERICAS, 26TH FL
                               NEW YORK, NY 10019



                                                     July 19, 2002


BY FACSIMILE &
OVERNIGHT MAIL

W. Barger Tygart, Chairman
Monarch Dental, Inc.
Tollway Plaza II
15950 N. Dallas Parkway, Suite 825
Dallas, TX 75248

Dear Barger:

I must first say that I am absolutely shocked that Monarch has still not restructured and/or refinanced its bank debt. I had been under the impression that over the past year that you were working very closely with the banks to resolve this issue.

I have had discussions with various people and I was further shocked to learn that the Company has never hired a professional advisor to assist it in its efforts restructure and/or refinance its bank debt. What I find even more incredulous is that Banc of America Securities was hired to explore strategic alternatives for the Company (M & A), but did not address the restructuring and/or refinancing of the bank debt. How could you and Banc of America Securities explore strategic alternatives for Monarch without first focusing on the restructuring and/or refinancing of the bank debt? This failure alone sets the Company up for a "FIRE SALE." CLEARLY, this is not in the best interests of the shareholders of Monarch. A SALE OF THE COMPANY IS NOT THE SOLUTION!

You and Banc of America Securities should be making extraordinary efforts to bring in a new bank, restructure the existing bank debt or undertake a high-yield bond offering to take out the current bank debt. These are all suggestions I made to you and Lisa over the past year. The capital structure of Monarch is quite simple: just senior debt. Many of your publicly-traded competitors have had to restructure balance sheets with a combination of senior and subordinated debt, convertible preferred and seller's notes. While you and your advisor(s) were exploring "strategic alternatives" without resolving the bank debt, below please see what some of your competitors were doing:

         a) American Dental Partners, Inc. ("ADPI"): ADPI has similar revenues, cash flows and capital structure to Monarch, but trades at a market capitalization of $70 million versus $6.5 million to Monarch because their debt is not due until November 2004.

         b) Interdent, Inc. ("Interdent"): Interdent recently completed an amendment of its credit facility to substantially reduce the Company's principal repayments on $150 million in debt through March 2003. All previous defaults have been waived and financial covenants reset.
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                                                               Page 7 of 7 Pages


         c) Castle Dental, Inc. ("Castle"): Castle recently announced the restructuring of $70 million of senior and subordinated debt, as well as an infusion of equity of $1.7 million from Heller Financial (a GE Capital Healthcare Financial Services company), Midwest Mezzanine Funds, and the Company's CEO. Castle secured financing at 6 3/4%.

As I stated in my last letter, Birner Dental Management Services, Inc. recently received an unsolicited offer at $12/share, which valued the company at 6.5x last year's and 5.8x this year's projected EBITDA. Birner's management rejected this offer since it believed the offer was "significantly less than a fair price, based on internal analysis of other publicly traded dental practice management companies and other health care companies."

If the management of Monarch could resolve the issues with its banks as I have urged for many months, and get "back on track", based on the multiples of the Birner offer and ADPI, the stock of Monarch should trade at around $20/share, which is based on $18 million of projected EBITDA for this year and earnings of $1.50/share. If we could refinance our bank debt at 6 3/4%, which Castle has done, Monarch, based upon projected EBITDA, could possibly earn $2.30/share after-tax, WHICH COULD TRANSLATE INTO $30/SHARE.

As the second largest outside shareholder of Monarch, my personal investment in Monarch is significantly larger than that of you, the entire board of directors and management, except for Warren Melamed.

As you and the Board should be well aware of, in the post-Enron, Worldcom and Tyco environment, the ineffectiveness of corporate boards and their advisors is being closely scrutinized. That being said, I believe that the interests of the shareholders require you and the Special Committee to listen to my suggestions below:

o Allow myself and my representatives to assume control of the Board of Directors; and

o Allow my team to use its resources to attempt to structure a plan for the Company that will benefit the Company's equity shareholders.

I cannot stand by and watch this company limp along to the detriment of the equity shareholders. In addition, I am opposed to any sales of practices and other corporate assets.

As I previously stated, I have retained counsel and I am prepared to pursue all courses of action to protect my investment.

I am available to meet with you and the Board next week in Dallas to discuss the contents of this and my previous letters and my plans to restructure Monarch.

                                                     Very truly yours,

                                                     /s/Bruce Galloway

                                                     Bruce Galloway


cc:      Merrill M. Kraines, Esq., Fulbright & Jaworski, LLP
         Warren J. Nimetz, Esq., Fulbright & Jaworski, LLP
         Joshua M. Wepman, Esq., Fulbright & Jaworski, LLP
         Allan S. Huston, Director (member of Special Committee)
         John E. Maupin, Jr., Director (member of Special Committee) Glenn E. Hemmerle, Director (member of Special Committee) Warren Melamed, Director
         Carla Addy, Bank of America, N.A.
         Roger Chitwood, Bank of America, N.A.
         Christopher Miller, Fleet Bank, N.A.
         John P. McMahon, Rabobank Nederland
         Gray Hampton, Banc of America Securities, LLC
         Patrick Heinrich, Banc of America Securities, LLC